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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G



                                    HCA Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                  Voting Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   404119109
                     --------------------------------------
                                 (CUSIP Number)


                                December 31, 2001
         --------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

               [X]  Rule 13d-1(b)
               [ ]  Rule 13d-1(c)
               [ ]  Rule 13d-1(d)


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CUSIP No.:  404119109

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(1)   Names of reporting persons and
      I.R.S. Identification No. (entities only):

Retirement Committee of the HCA 401(k) Plan, EPIC Healthcare Group, Inc. Profit Sharing Plan and HealthTrust, Inc. - The Hospital Company 401(k) Retirement Program

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(2)   Check the appropriate box if a member of a group*                (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------

(3)   SEC use only

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(4)   Citizenship or place of organization:  Not applicable

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                  (5)    Sole Voting Power:               30,784,519

Number of         --------------------------------------------------------------
Shares
Beneficially      (6)    Shared Voting Power:                  0
Owned by
Each              --------------------------------------------------------------
Reporting
Person            (7)    Sole Dispositive Power:           30,784,519
With
                  --------------------------------------------------------------

                  (8)    Shared Dispositive Power :            0


(9)   Aggregate amount beneficially owned by each reporting person:  30,784,519

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(10)  Check box if the aggregate amount in row (9) excludes certain shares  [ ]

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(11)  Percent of class represented by amount in row (9):  6.0%

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(12)  Type of reporting person:  EP

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ITEM 1.

                (A)     NAME OF ISSUER:

                        HCA Inc.

                (B)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                        One Park Plaza
                        Nashville, Tennessee  37203

ITEM 2.

                (A)     NAME OF PERSON FILING

                        Retirement Committee (the "Retirement Committee") of HCA 401(k) Plan, EPIC Healthcare Group, Inc. Profit Sharing Plan and HealthTrust, Inc. . - The Hospital Company 401(k) Retirement Program (collectively referred to herein as the "Plans"), as a named fiduciary under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), for each of the Plans. Actions of the Retirement Committee are taken by the vote of a majority of its members. The members of the Retirement Committee at December 31, 2001 were David G. Anderson, Paul W. Rutledge, John M. Franck II, A. Bruce Moore, Jr. and Philip R. Patton. The filing of this statement shall not be construed as an admission that any such person is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the securities covered by this statement, and such beneficial ownership is hereby disclaimed on behalf of each such individual except to the extent of any such securities which may be held on behalf of any such individual as a participant in one of the Plans.

                (B)     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                        RESIDENCE

                        One Park Plaza
                        Nashville, Tennessee  37203

                (C)     CITIZENSHIP

                        Not applicable.

                (D)     TITLE OF CLASS OF SECURITIES

                        Voting Common Stock, $.01 par value per share


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                                                                   Page 4 of 6



                (E)     CUSIP NUMBER

                        404119109

ITEM 3.                 IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b),
                OR SS. 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING
                IS A:

                (f) [X] An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F)

ITEM 4.                 OWNERSHIP

                (a)     Amount beneficially owned as of December 31, 2001:

                        30,784,519

                (b)     Percent of Class:

                        6.0%

                (c)     Number of shares as to which such person has:

                        (i)     sole power to vote or to direct the vote:
                                30,784,519

                        (ii)    shared power to vote or to direct the vote: 0

                        (ii) sole power to dispose or to direct the disposition of: 30,784,519

                        (iii) shared power to dispose or to direct the disposition of: 0

ITEM 5.                 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                Not Applicable

ITEM 6.                 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                        ANOTHER PERSON

                All of the shares of Common Stock held by each of the Plans are held on behalf of employees and former employees of HCA Inc. and its subsidiaries who are participants in the Plans. Under the terms of each of the Plans, participants in the Plans have the right to receive the proceeds from the sale of the shares held for their benefit by the Plans and to have dividends on such shares reinvested in the Plans. The Retirement Committee may direct the disposition of the shares held

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                by each of the Plans only in accordance with the terms of the
                Plans and its fiduciary obligations under ERISA.

ITEM 7.                 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
                WHICH ACQUIRED THE SECURITY BEING REPORTED BY THE PARENT HOLDING COMPANY

                Not applicable.

ITEM 8.                 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                GROUP

                Not applicable.

ITEM 9.                 NOTICE OF DISSOLUTION OF GROUP

                Not applicable.


                     [The remainder of this page is blank.]


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ITEM 10.       CERTIFICATIONS

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 29, 2002


                                    RETIREMENT COMMITTEE OF THE HCA 401(k) PLAN,
                                    EPIC HEALTHCARE GROUP, INC. PROFIT SHARING
                                    PLAN AND HEALTHTRUST, INC. - THE HOSPITAL
                                    COMPANY 401(K) RETIREMENT PROGRAM


                                     By: /s/ Philip R. Patton
                                         -----------------------------------
                                     Name: Philip R. Patton
                                     Title: Committee Member